UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February, 2025

Commission File Number 001-10306

NatWest Group plc

250 Bishopsgate,
London, EC2M 4AA
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

NatWest Group plc 14 February 2025
Annual Report and Accounts 2024
Pillar 3 Report 2024

A copy of the Annual Report and Accounts 2024 for Group plc will shortly be submitted to the National Storage Mechanism and will be available for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism. The document will be available on NatWest Group plc’s website at https://investors.natwestgroup.com/reports-archive

A printed version will be mailed to shareholders who have opted for a hard copy ahead of the Annual General Meeting for which formal Notice will be given in due course.

We have also published the 2024 Pillar 3 report, available on our website.

For further information, please contact:
Media Relations
+44 (0) 131 523 4205

Investor relations Claire Kane
+44 (0) 207 672 1758

For the purpose of compliance with the Disclosure Guidance and Transparency Rules, this announcement also contains risk factors and details of related party transactions extracted from the Annual Report and Accounts 2024 in full unedited text. Page references in the text refer to page numbers in the Annual Report and Accounts 2024.

Principal Risks and Uncertainties
Set out below are certain risk factors that could have a material adverse effect on NatWest Group’s future results, its financial condition and/or prospects and cause them to be materially different from what is forecast or expected, and directly or indirectly impact the value of its securities. These risk factors are broadly categorised and should be read in conjunction with other risk factors in this section and other parts of this annual report, including the forward-looking statements section, the strategic report and the risk and capital management section. They should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties facing NatWest Group.

Economic and political risk
NatWest Group, its customers and its counterparties face continued economic and political risks and uncertainties in the UK and global markets, including as a result of inflation and interest rates, supply chain disruption, and geopolitical developments.
As a principally UK-focused banking group, NatWest Group is affected by global economic and market conditions and is particularly exposed to those conditions in the UK. Uncertain and volatile economic conditions in the UK or globally can create a challenging operating environment for financial services companies such as NatWest Group.

The outlook for the UK and the global economy is affected by many dynamic factors including: GDP, unemployment, inflation and interest rates, asset prices (including residential and commercial property), energy prices, monetary and fiscal policy (such as increases in bank levies), supply chain disruption, protectionist policies or trade barriers (including tariffs).

Economic and market conditions could be exacerbated by a number of factors including: instability in the UK and/or global financial systems, market volatility and change, fluctuations in the value of the pound sterling, new or extended economic sanctions, volatility in commodity prices, political uncertainty, concerns regarding sovereign debt (including sovereign credit ratings), any lack or perceived lack of creditworthiness of a counterparty or borrower that may trigger market-wide liquidity problems, changing demographics in the markets that NatWest Group and its customers serve, rapid changes to the economic environment due to the adoption of technology, automation, artificial intelligence, or due to the consequences of climate change, biodiversity loss, nature degradation and/or increasing social and other inequalities.

NatWest Group is also exposed to risks arising out of geopolitical events or political developments that may hinder economic or financial activity levels and may, directly or indirectly, impact UK, regional or global trade and/or NatWest

Group’s customers and counterparties. NatWest Group’s business and performance could be negatively affected by political, military or diplomatic events, geopolitical tensions, armed conflict (for example, the Russia-Ukraine conflict and Middle East conflicts), terrorist acts or threats, more severe and frequent extreme weather events, widespread public health crises, and the responses to any of the above scenarios by various governments and markets.

In recent years, the UK has experienced significant political uncertainty. NatWest Group may also face political uncertainty in Scotland if there is another Scottish independence referendum. Scottish independence may adversely affect NatWest Group plc both in relation to its entities incorporated in Scotland and in other jurisdictions. Any changes to Scotland’s relationship with the UK or the EU may adversely affect the environment in which NatWest Group plc and its subsidiaries operate and may require further changes to NatWest Group, independently or in conjunction with other mandatory or strategic structural and organisational changes, any of which could adversely affect NatWest Group.

The value of NatWest Group’s own and other securities may be materially affected by economic and market conditions. Market volatility, illiquid market conditions and disruptions in the financial markets may make it very difficult to value certain of NatWest Group’s own and other securities, particularly during periods of market displacement. This could cause a decline in the value of NatWest Group’s own and other securities, or inaccurate carrying values for certain financial instruments.

In addition, financial markets are susceptible to severe events evidenced by, or resulting in, rapid depreciation in asset values, which may be accompanied by a reduction in asset liquidity. Under these conditions, hedging and other risk management strategies may not be as effective at mitigating losses as they would be under more normal market conditions. Moreover, under these conditions, market participants are particularly exposed to trading strategies employed by many market participants simultaneously (and often automatically) and on a large scale, increasing NatWest Group’s counterparty risk. NatWest Group’s risk management and monitoring processes seek to quantify and mitigate NatWest Group’s exposure to extreme market moves. However, market events have historically been difficult to predict, and NatWest Group, its customers and its counterparties could realise significant losses if severe market events were to occur.

Any of the above may have a material adverse effect on NatWest Group’s future results, financial condition, prospects, and/or reputation.

Changes in interest rates will continue to affect NatWest Group’s business and results.
NatWest Group’s performance is affected by changes in interest rates. Benchmark overnight interest rates, such as the UK base rate, decreased in 2024, and forward rates suggest that interest rates will continue to decline in 2025. Stable interest rates support more predictable income flow and less volatility in asset and liability valuations, although persistently low and negative interest rates may adversely affect NatWest Group. Further, volatility in interest rates may result in unexpected outcomes both for interest income and asset and liability valuations which may adversely affect NatWest Group. For example, decreases in key benchmark rates such as the UK base rate may adversely affect NatWest Group’s net interest margin, and unexpected movements in spreads between key benchmark rates such as sovereign and swap rates may in turn affect liquidity portfolio valuations. In addition, unexpected sharp rises in rates may also have negative impacts on some asset and derivative valuations. Moreover, customer and investor responses to rapid changes in interest rates can have an adverse effect on NatWest Group. For example, customers may make deposit choices that provide them with higher returns than those being offered by NatWest Group. Alternatively, NatWest Group may not respond with competitive products as rapidly, for example following an interest rate change, which may in turn decrease NatWest Group’s net interest income.

Movements in interest rates also influence and reflect the macroeconomic situation more broadly, affecting factors such as business and consumer confidence, property prices, default rates on loans, customer behaviour (which may adversely impact the effectiveness of NatWest Group’s hedging strategy) and other indicators that may indirectly affect NatWest Group.

Any of the above may have a material adverse effect on NatWest Group’s future results, financial condition, prospects, and/or reputation.

Fluctuations in currency exchange rates may adversely affect NatWest Group’s results and financial condition.
Decisions of central banks (including the BoE, the European Central Bank (‘ECB’) and the US Federal Reserve) and political or market events, which are outside NatWest Group’s control, may lead to sharp and sudden fluctuations in currency exchange rates.

Although NatWest Group is principally a UK-focused banking group, it is subject to structural foreign exchange risk from capital deployed in NatWest Group’s foreign subsidiaries, branches and other strategic equity shareholdings. NatWest Group also relies on issuing securities in non-sterling currencies, such as US dollars and euros, that assist in meeting NatWest Group’s regulatory requirements. In addition, NatWest Group conducts banking activities in non-sterling currencies (for example, loans, deposits and dealing activity) which affect its revenue. NatWest Group also uses service providers based outside the UK for certain services and as a result certain operating results are subject to fluctuations in currency exchange rates.

NatWest Group maintains policies and procedures designed to manage the impact of its exposure to fluctuations in currency exchange rates. Nevertheless, changes in currency exchange rates, particularly in the sterling-US dollar and sterling-euro rates, may adversely affect various accounting and financial metrics including, the value of assets, liabilities (including the total amount of instruments eligible to contribute towards the minimum requirement for own funds and eligible liabilities (‘MREL’)), foreign exchange dealing activity, income and expenses, RWAs and hence the reported earnings and financial condition of NatWest Group.

Any of the above may have a material adverse effect on NatWest Group’s future results, financial condition, prospects, and/or reputation.

HM Treasury (or UKGI on its behalf) could exercise, or be perceived as being capable of exercising, influence over NatWest Group.
In its Autumn Budget 2024, the UK Government confirmed its commitment to exit its shareholding in NatWest Group plc by 2025-2026 subject to market conditions and sales representing value for money for taxpayers. Moreover, following various prior sell-downs of parts of its shareholding in NatWest Group plc HM Treasury is no longer a “controlling shareholder” of NatWest Group plc. As at 13 January 2025, HM Treasury held 8.90% of the ordinary share capital with voting rights of NatWest Group plc.

HM Treasury has indicated that it intends to respect the commercial decisions of NatWest Group and that NatWest Group will continue to have its own independent board of directors and management team determining its own strategy. However, for as long as HM Treasury remains NatWest Group plc’s largest single shareholder, HM Treasury and UK Government Investments Limited (‘UKGI’) (as manager of HM Treasury’s shareholding) could exercise, or be perceived as being capable of exercising, influence over NatWest Group plc, such as on matters relating to changes to NatWest Group’s directors and senior management, its capital strategy, dividend policy, remuneration policy or the conduct by NatWest Group of its operations. HM Treasury or UKGI’s approach largely depends on government policy, which could change. Any exercise of such influence, or the perception that such influence may be exercised, may have an adverse effect on NatWest Group’s reputation or the price of its securities.

The way in which HM Treasury or UKGI exercises HM Treasury’s rights as NatWest Group’s largest single shareholder could give rise to conflicts between the interests of HM Treasury and the interests of other shareholders, including as a result of a change in government policy, which may in turn adversely affect NatWest Group.

Any of the above may have a material adverse effect on NatWest Group’s future results, financial condition, prospects, reputation, and/or the price of its securities.

Business change and execution risk
The implementation and execution of NatWest Group’s strategy carries execution and operational risks and it may not achieve its stated aims and targeted outcomes.
NatWest Group’s strategy (including the strategic priorities of disciplined growth, bank-wide simplification and active balance sheet and risk management) is intended to reflect the rapidly changing environment and backdrop of significant disruption in society driven by technology and changing customer expectations.

Further, shifting trends including digitalisation, decarbonisation, automation, artificial intelligence, e-commerce and hybrid working, have resulted in significant market volatility and change.

There is also increasing investor, employee, stakeholder, regulatory and customer scrutiny regarding how businesses address these changes and related environmental challenges, including climate change, biodiversity and other sustainability issues, including how NatWest Group supports its customers’ transition to net zero, is tackling inequality, working conditions, workplace health, safety and wellbeing, diversity and inclusion, data protection and management, workforce management, human rights and supply chain management.

Many factors may adversely impact the successful implementation of NatWest Group’s strategy, including:

  –
macroeconomic challenges which may adversely affect NatWest Group’s customers, and could in turn adversely impact certain strategic initiatives for NatWest Group (see ‘NatWest Group, its customers and its counterparties face continued economic and political risks and uncertainties in the UK and global markets, including as a result of inflation and interest rates, supply chain disruption, and geopolitical developments’);

  –
changing customer expectations and behaviour in response to macroeconomic conditions or developments, technology and other factors which could reduce the profitability, competitiveness, or volume of services NatWest Group offers;

  –
the rapid emergence and deployment of new technologies (such as artificial intelligence, quantum computing, blockchain and digital currencies) resulting in a potential shift across the market towards products and services that are not part of NatWest Group’s core offering today;

  –
increased competitive threats from incumbent banks, fintech companies, large retail and technology conglomerates and other new market entrants (including those that emerge from mergers and consolidations) who may have competitive advantages in terms of scale, technology and customer engagement; and

  –
changes to the regulatory environment and associated requirements which could lead to shifts in operating cost and regulatory capital requirements that impact NatWest Group’s product offerings and business models (see ‘NatWest Group’s businesses are subject to substantial regulation and oversight, which are constantly evolving and may adversely affect NatWest Group; and NatWest Group could incur losses or be required to maintain higher levels of capital as a result of limitations or failure of various models.’)

Delivery of NatWest Group’s strategy will require:

  –
maintaining effective governance, procedures, systems and controls giving effect to NatWest Group’s strategy;

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maintaining effective conflicts of interest policies to mitigate the increased risk of breach of the UK ring-fencing regime due to the creation of the Commercial & Institutional business segment;

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managing a broad range of risks and opportunities related to changes in: the macroeconomic environment, customer expectations and behaviour, technology, regulation, competitiveness and climate and other sustainability-related areas;

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achieving the stated financial, capital and operational targets and expectations within the relevant timeframes; and

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continued cost-controlling measures, which may result in provisions in connection with a lower NatWest Group cost base, may divert investment from other areas, and may vary considerably from year to year.

In pursuing its strategy, NatWest Group may not be able to successfully: (i) implement some or all aspects of its strategy; (ii) meet any or all of the related targets or expectations of its strategy; and otherwise realise the anticipated benefits of its strategy, in a timely manner, or at all; or (iii) realise the intended strategic objectives of any other future strategic or growth initiative. The scale and scope of NatWest Group’s strategy and the intended changes continue to present material business, operational and regulatory (including compliance with the UK ring-fencing regime), conflicts, legal, execution, IT system, cybersecurity, internal culture, conduct and people risks. Implementing changes and strategic actions, including in respect of any growth, simplification or cost-saving initiatives, requires the effective application of robust governance and controls frameworks and IT systems and there is a risk that NatWest Group may not be successful in these respects.

The implementation of NatWest Group’s strategy could result in materially higher costs or risks than initially contemplated (including due to material uncertainties and factors outside of NatWest Group’s control) and may not be completed as planned (both in terms of substantive targets and timing), or at all. This could lead to additional management actions by NatWest Group.

Additionally, as a result of the UK’s withdrawal from the EU, certain aspects of the services provided by NatWest Group require local licences or individual equivalence decisions (temporary or otherwise) by relevant regulators.

In April 2024, the European Parliament approved the Banking Package (CRR III/CRD VI). From 10 January 2027, non-EU firms providing ‘banking services’ will be required to apply for and obtain authorisation to operate as third country branches in each relevant EU member state where they provide these services, unless an exemption applies. NatWest Group continues to evaluate its EU operating model, making adaptations as necessary. Changes to, or uncertainty regarding, NatWest Group’s EU operating model have been, and may continue to be, costly and may: (i) adversely affect customers and counterparties who are dependent on trading with the EU or personnel from the EU; and/or (ii) result in further costs and/or regulatory sanction, due to a failure to receive the required regulatory permissions and/or further changes to NatWest Group’s business operations, product offering, customer engagement, and regulatory requirements.

Each of these risks, and others identified in this section entitled ‘Principal Risks and Uncertainties’, individually or collectively could jeopardise the implementation and delivery of NatWest Group’s strategy, impact NatWest Group’s products and services offering, its reputation with customers or business model and adversely affect NatWest Group’s ability to deliver its strategy and meet its targets, guidance, and forecasts.

Any of the above may have a material adverse effect on NatWest Group’s future results, financial condition, prospects, and/or reputation.

Acquisitions, divestments, or other transactions by NatWest Group may not be successful.
NatWest Group may decide to undertake acquisitions, investments, the purchase of assets and liabilities, divestments, restructurings, reorganisations, joint ventures and other strategic partnerships, as well as other transactions and initiatives. In doing so, NatWest Group may have to compete with larger banks or financial institutions or other larger entities offering financial services products (including those that emerge from mergers and consolidations, as well as retail and technology conglomerates). These competitors may have more bargaining power in negotiations than NatWest Group, and therefore may be in a position to extract more advantageous terms than NatWest Group. Refer to ‘NatWest Group operates in markets that are highly competitive, with competitive pressures and technology disruption’.

NatWest Group may pursue these transactions and initiatives to, amongst others: (i) enhance capabilities that may lead to better productivity or cost efficiencies; (ii) acquire talent; (iii) pursue new products or expand existing products; and/or (iv) enter new markets or enhance its presence in existing markets. In pursuing its strategy, NatWest Group may not fully realise the expected benefits and value from the above-mentioned transactions and initiatives in the time, or to the degree, anticipated, or at all.

In particular, NatWest Group may: (i) fail to realise the business rationale for the transaction or initiative, or rely on assumptions underlying the business plans supporting the valuation of a target transaction or initiative that may prove inaccurate (for example, regarding synergies and expected commercial demand); (ii) fail to successfully integrate any acquired businesses, investment, joint-venture or assets (including in respect of technologies, existing strategies, products, governance, systems and controls, and human capital) or to successfully divest or restructure a business; (iii) fail to retain key employees, customers and suppliers of any acquired or restructured business; (iv) be required or wish to terminate pre-existing contractual relationships, which could prove costly and/or be executed on unfavourable terms and conditions; (v) fail to discover certain contingent or undisclosed liabilities in businesses that it acquires, or its due diligence to discover any such liabilities may be inadequate; and (vi) not obtain necessary regulatory and other approvals or onerous conditions may be attached to such approvals. Accordingly, NatWest Group may not be successful in achieving its strategy and any particular transaction may not succeed, may be limited in scope or scale and may not conclude on the terms contemplated, or at all.

Any of the above may have a material adverse effect on NatWest Group’s future results, financial condition, prospects, and/or reputation.

The transfer of NatWest Group’s Western European corporate portfolio involves certain risks.
To improve efficiencies and best serve customers following the UK’s withdrawal from the EU, certain assets, liabilities, transactions and activities of NatWest Group (including its Western European corporate portfolio principally consisting of term funding and revolving credit facilities), are expected to be: (i) transferred from the ring-fenced subgroup of NatWest Group to NWM Group and/or (ii) transferred to the ring-fenced subgroup of NatWest Group from NWM Group, subject to regulatory and customer requirements. The timing, success and quantum of any of these transfers remain uncertain as is the impact of these transactions on its results of operations.

As a result, this may have a material adverse effect on NatWest Group’s future results, financial condition, prospects, and/or reputation.

Financial resilience risk
NatWest Group may not achieve its ambitions or targets, meet its guidance, or be in a position to continue to make discretionary capital distributions (including dividends to shareholders).
NatWest Group has set a number of financial, capital and operational targets and provided guidance including in respect of its: CET1 ratio target, return on tangible equity (RoTE), total income, other operating expenses, loan impairment rate, RWAs, ordinary dividends, funding plans and requirements, employee engagement, diversity and inclusion as well as climate-related targets (including its climate and sustainable funding and financing targets) and customer satisfaction targets and discretionary capital distributions (including dividends to shareholders). Refer to ‘The implementation and execution of NatWest Group’s strategy carries execution and operational risks and it may not achieve its stated aims and targeted outcomes.’

NatWest Group’s ability to meet its ambitions, targets, guidance, and make discretionary capital distributions is subject to various internal and external factors, risks and uncertainties. These include but are not limited to: UK and global macroeconomic, political, market and regulatory uncertainties, customer behaviour, operational risks and risks relating to NatWest Group’s business model and strategy (including risks associated with climate and other sustainability-related issues), competitive pressures, and litigation, governmental actions, investigations and regulatory matters. If assumptions, judgements and estimates (for example about future economic conditions) prove to be incorrect, NatWest Group may not achieve any or all of its ambitions or targets, or meet its guidance.

In addition, as NatWest Group plc is a non-operating holding company, its source of income is from its operating subsidiaries that hold the principal assets and operations of NatWest Group and its ability to continue to make capital distributions (including dividends to shareholders) is therefore subject to such subsidiaries’ financial performance, and their respective ability to make capital distributions directly or indirectly to NatWest Group plc which, in certain cases, could also be restricted by applicable laws, regulations and other requirements. Refer to ‘NatWest Group, its customers and its counterparties face continued economic and political risks and uncertainties in the UK and global markets, including as a result of inflation and interest rates, supply chain disruption and geopolitical developments.’

Any failure of NatWest Group to achieve ambitions or target, meet its guidance, or make discretionary capital distributions may have a material adverse effect on NatWest Group’s future results, financial condition, prospects, and/or reputation.

NatWest Group operates in markets that are highly competitive, with competitive pressures and technology disruption.
NatWest Group faces increasing competitive pressures and technology disruption from incumbent traditional UK banks, challenger banks and building societies (including those resulting from mergers between these entities), fintech companies, large technology conglomerates and new market entrants who could look to scale technology and/or other competitive advantages to compete with NatWest Group for customer engagement. “BigTech” companies are seen as threats to incumbent banking providers because of their customer innovation and global reach. In addition, digital-first banks (often referred to as “neobanks”) and fintechs are aiming to compete with incumbent banking providers on the basis that customers increasingly use a constellation of providers to support their complex and evolving needs (e.g., personal financial management and paying for goods and services in foreign currency).

NatWest Group expects competition to continue and intensify in response to various trends including: evolving customer behaviour, technological changes (including digital currencies, stablecoins and the growth of digital banking), competitor behaviour, new market entrants, competitive foreign exchange offerings, industry trends resulting in increased disaggregation or unbundling of financial services or, conversely, the re-intermediation of traditional banking services, and the impact of regulatory actions, among others. In particular, NatWest Group may be unable to grow or retain its market share due to new (or more competitive) banking, lending and payment products and services that are offered by rapidly evolving incumbents and challengers (including shadow banks, alternative or direct lenders and new entrants).

These competitive pressures and the introduction of disruptive technology may result in a shift in customer behaviour and impact NatWest Group’s revenues and profitability, particularly in its key UK retail and Commercial & Institutional banking segments. Moreover, innovations in biometrics, artificial intelligence, automation, cloud services, blockchain, cryptocurrencies and quantum computing may rapidly facilitate industry transformation.

Increasingly, many of NatWest Group’s products and services are, and will become, more technology intensive, including through digitalisation, automation, and the use of artificial intelligence while needing to continue complying with applicable and evolving regulations. NatWest Group’s ability to develop or acquire digital solutions and their integration into NatWest Group’s structures, systems and controls has become increasingly important for retaining and growing NatWest Group’s market share and customer-facing businesses. NatWest Group’s innovation strategy, which includes investing in its IT capability to address increasing customer and merchant use of online and mobile banking technology, as well as selective acquisitions (such as fintech ventures, including Mettle, Rooster Money, Boxed and Cushon), may not be successful or may not result in NatWest Group offering innovative products and services in the future.

Furthermore, current or future competitors may be more successful than NatWest Group in implementing technologies for delivering products or services to their customers, which may adversely affect its competitive position. In addition, continued consolidation and/or technological developments in the financial services industry could result in the emergence of new competitors or NatWest Group’s competitors gaining greater capital and other resources, including the ability to offer a broader, more attractive and/or better value range of products and services and geographic diversity. For example, new market entrants, including non-traditional financial services providers, such as retail or technology conglomerates, may have competitive advantages in scale, technology and customer engagement and may be able to develop and deliver financial services at a lower cost base.

NatWest Group may also fail to identify future opportunities, or fail to derive benefits from technological innovation, changing customer behaviour and changing regulatory demands. Competitors may be better able to attract and retain customers and key employees, have more effective IT systems, have access to lower cost funding and/or be able to attract deposits on more favourable terms than NatWest Group. Although NatWest Group invests in new technologies and participates in industry and research-led technology development initiatives, such investments may be insufficient or ineffective, especially given NatWest Group’s focus on business simplification and cost efficiencies. This could affect NatWest Group’s ability to offer innovative products or technologies to customers.

If NatWest Group is unable to offer competitive, attractive and innovative products that are also profitable and released in a timely manner; it will lose market share, incur losses on some or all of its initiatives and possibly lose growth opportunities. For example, NatWest Group is investing in the automation of certain solutions and interactions within its customer-facing businesses, including through artificial intelligence. There can be no certainty that such initiatives will allow NatWest Group to compete effectively or will deliver the expected cost savings.

In addition, the implementation of NatWest Group’s strategy, delivery on its climate ambition and cost-controlling measures, may also have an impact on its ability to compete effectively and maintain satisfactory returns. Moreover, activist investors have increasingly become engaged and interventionist in recent years, which may pose a threat to NatWest Group’s strategic initiatives.

Some of these trends have been catalysed by various regulatory and competition policy interventions, including the UK initiative on Open Banking, ‘Open Finance’ and other remedies imposed by the Competition and Markets Authority (‘CMA’), which are designed to further promote competition within the financial sector.

Any of the above may have a material adverse effect on NatWest Group’s future results, financial condition, prospects, and/or reputation.

NatWest Group has significant exposure to counterparty and borrower risk including credit losses, which may have an adverse effect on NatWest Group.
NatWest Group has exposure to many different sectors, customers and counterparties, and risks arising from actual or perceived changes in credit quality and the recoverability of monies due from borrowers and other counterparties are inherent in a wide range of NatWest Group’s businesses. NatWest Group’s lending strategy and associated processes and systems may fail to identify, anticipate or quickly react to weaknesses or risks in a particular sector, market, borrower or counterparty, or NatWest Group’s credit risk appetite relative to competitors, or fail to appropriately value physical or financial collateral. This may result in increased default rates or a higher loss given default for loans, which may, in turn, impact NatWest Group’s profitability. Refer to ‘Risk and capital management — Credit Risk’.

The credit quality of NatWest Group’s borrowers and other counterparties may be affected by UK and global macroeconomic and political uncertainties, as well as prevailing economic and market conditions. Refer to ‘NatWest Group, its customers and its counterparties face continued economic and political risks and uncertainties in the UK and global markets, including as a result of inflation and interest rates, supply chain disruption, and geopolitical developments’. Any further deterioration in these conditions or changes to legal or regulatory landscapes could worsen borrower and counterparty credit quality or impact the enforcement of contractual rights, increasing credit risk. Any increase in drawings upon committed credit facilities may also increase NatWest Group’s RWAs. In addition, the level of household indebtedness (on a per capita basis) in the UK remains high. The ability of households and businesses to service their debts could be worsened by a period of high unemployment, or high interest rates or inflation, particularly if prolonged.

NatWest Group may be affected by volatility in property prices (including as a result of UK political or economic conditions) given that NatWest Group’s mortgage loan portfolio as at 31 December 2024 amounted to £209.8 billion, representing 51% of NatWest Group’s total loan exposure. If property prices in the UK were to weaken this could lead to higher impairment charges, particularly if default rates also increase. In addition, NatWest Group’s credit risk may be exacerbated if the collateral that it holds cannot be realised as a result of market conditions, regulatory intervention, or other applicable laws, or if it is liquidated at prices not sufficient to recover the net amount outstanding to NatWest Group after accounting for any IFRS 9 provisions already made. This is most likely to occur during periods of illiquidity or depressed asset valuations.

NatWest Group is exposed to the financial sector, including sovereign debt securities, financial institutions, financial intermediation providers (including providing facilities to financial sponsors and funds, backed by assets or investor commitments) and securitised products (typically senior lending to special purpose vehicles backed by pools of financial assets). Concerns about, or a default by, a financial institution or intermediary could lead to significant liquidity problems and losses or defaults by other financial institutions or intermediaries, since the commercial and financial soundness of many financial institutions and intermediaries is closely related and interdependent as a result of credit, trading, clearing and other relationships. Any perceived lack of creditworthiness of a counterparty or borrower may lead to market-wide liquidity problems and losses for NatWest Group. In addition, the value of collateral may be correlated with the probability of default by the relevant counterparty (‘wrong way risk’), which would increase NatWest Group’s potential loss. Any of the above risks may also adversely affect financial intermediaries, such as clearing agencies, clearing houses, banks, securities firms and exchanges with which NatWest Group interacts on a regular basis. Refer to ‘NatWest Group may not meet the prudential regulatory requirements for liquidity and funding or may not be able to adequately access sources of liquidity and funding, which could trigger the execution of certain management actions or recovery options.’

As a result, adverse changes in borrower and counterparty credit risk may cause additional impairment charges under IFRS 9, increased repurchase demands, higher costs, additional write-downs and losses for NatWest Group and an inability to engage in routine funding transactions. If NatWest Group experiences losses and a reduction in profitability, this is likely to affect the recoverable value of fixed assets, including goodwill and deferred taxes, which may lead to write-downs.

NatWest Group has applied an internal analysis of multiple economic scenarios (MES) together with the determination of specific overlay adjustments to inform its IFRS 9 ECL (Expected Credit Loss). The recognition and measurement of ECL is complex and involves the use of significant judgement and estimation.

This includes the formulation and incorporation of multiple forward-looking economic scenarios into ECL to meet the measurement objective of IFRS 9. The ECL provision is sensitive to the model inputs and economic assumptions underlying the estimate. Going forward, NatWest Group anticipates observable credit deterioration of a proportion of assets resulting in a systematic uplift in defaults, which is mitigated by those economic assumption scenarios being reflected in the Stage 2 ECL across portfolios, along with a combination of post model overlays in both wholesale and retail portfolios reflecting the uncertainty of credit outcomes. Refer to ‘Risk and capital management – Credit Risk’. A credit deterioration would also lead to RWA increases. Furthermore, the assumptions and judgements used in the MES and ECL assessment at 31 December 2024 may not prove to be adequate resulting in incremental ECL provisions for NatWest Group.

As NatWest Group has exposure to the financial industry, it also has exposure to shadow banking entities (i.e. entities which carry out activities of a similar nature to banks but without the same regulatory oversight). As a result, NatWest Group is required to identify and monitor its exposure to shadow banking entities, implement and maintain an internal framework for the identification, management, control and mitigation of the risks associated with exposure to shadow banking entities, and ensure effective reporting and governance in respect of such exposure. If NatWest Group is unable to properly identify and monitor its shadow banking exposure, maintain an adequate framework, and/or ensure effective reporting and governance in respect of shadow banking exposure, this may adversely affect NatWest Group.

In line with certain mandated COVID-19 pandemic support schemes, NatWest Group assisted customers with a number of initiatives including NatWest Group’s participation in the Bounce Back Loan Scheme (‘BBLS’), the Coronavirus Business Interruption Loan Scheme (‘CBILS’) and the Coronavirus Large Business Interruption Loan Scheme (‘CLBILS’) products. NatWest Group sought to manage the risks of fraud and money laundering against the need for the fast and efficient release of funds to customers and businesses. NatWest Group may be exposed to fraud, conduct and litigation risks arising from inappropriate approval (or denial) of BBLS, CBILS or CLBILS or the enforcing or pursuing repayment of BBLS, CBILS and CLBILS (or a failure to exercise forbearance), which may have an adverse effect on NatWest Group’s reputation and results of operations. The implementation of the initiatives and efforts mentioned above may result in litigation, regulatory and government actions and proceedings. These actions may result in judgements, settlements, penalties, fines, or removal of recourse to the government guarantee provided under those schemes for impacted loans.

Any of the above may have a material adverse effect on NatWest Group’s future results, financial condition, prospects, and/or reputation.

NatWest Group may not meet the prudential regulatory requirements for liquidity and funding or may not be able to adequately access sources of liquidity and funding, which could trigger the execution of certain management actions or recovery options.
Liquidity and the ability to raise funds continues to be a key area of focus for NatWest Group and the industry as a whole. NatWest Group is required by regulators in the UK, the EU and other jurisdictions in which it undertakes regulated activities to maintain adequate liquidity and funding resources. To satisfy its liquidity and funding requirements, NatWest Group may therefore access sources of liquidity and funding through retail and wholesale deposits, as well as through the debt capital markets. As at 31 December 2024, NatWest Group plc subsidiaries held £464.9 billion in deposits from banks and customers.

The level of deposits of NatWest Group may fluctuate due to factors outside of its control, such as a loss of customers, loss of customer and/or investor confidence (including in individual NatWest Group entities or as a result of volatility in the financial industry), changes in customer behaviour, changes in interest rates, government support, increasing competitive pressures for retail and corporate customer deposits or the reduction or cessation of deposits by wholesale depositors, which could result in a significant outflow of deposits within a short period of time. An inability to grow or any material decrease in NatWest Group’s deposits could, particularly if accompanied by one or more of the other factors mentioned above, adversely affect NatWest Group’s ability to satisfy its liquidity or funding needs, or comply with its related regulatory requirements. In turn, this could require NatWest Group to adapt its funding plans or change its operations.

Macroeconomic developments, political uncertainty, changes in interest rates, and market volatility could affect NatWest Group’s ability to access sources of liquidity and funding on satisfactory terms, or at all. This may result in higher funding costs and failure to comply with regulatory capital, funding and leverage requirements.

As a result, NatWest Group and its subsidiaries could be required to change their funding plans. This could exacerbate funding and liquidity risk, which may adversely affect NatWest Group.

As at 31 December 2024, NatWest Group plc’s liquidity coverage ratio was 150% and net stable funding ratio was 137%. If its liquidity position and/or funding were to come under stress, and if NatWest Group were unable to raise funds through deposits, in the debt capital markets or through other reliable funding sources, on acceptable terms, or at all, its liquidity position would likely be adversely affected and it might be unable to meet deposit withdrawals on demand or at their contractual maturity, to repay borrowings as they mature, to meet its obligations under committed financing facilities, to comply with regulatory funding requirements, to undertake certain capital and/or debt management activities, and/or to fund new loans, investments and businesses or make capital distributions to its shareholders.

If, under a stress scenario, the level of liquidity falls outside of NatWest Group’s risk appetite, there are a range of recovery management actions that NatWest Group could take to manage its liquidity levels, but any such actions may not be sufficient to restore adequate liquidity levels and the related implementation may have adverse consequences for NatWest Group’s operations. Under the PRA Rulebook, NatWest Group must maintain a recovery plan acceptable to its regulator, such that a breach of NatWest Group’s applicable liquidity requirements may trigger the application of NatWest Group’s recovery plan to attempt to remediate a deficient liquidity position. NatWest Group may need to liquidate assets to meet its liabilities, including disposals of assets not previously identified for disposal to reduce its funding commitments or trigger the execution of certain management actions or recovery options. In a time of reduced liquidity, NatWest Group may be unable to sell its assets, at attractive prices, or at all, which may adversely affect NatWest Group’s liquidity.

Any of the above may have a material adverse effect on NatWest Group’s future results, financial condition, prospects, and/or reputation.

NatWest Group may not meet the prudential regulatory requirements for regulatory capital and MREL, or manage its capital effectively, which could trigger the execution of certain management actions or recovery options.
NatWest Group is required by regulators in the UK, the EU and other jurisdictions in which it undertakes regulated activities to maintain adequate financial resources. Adequate levels of capital provide NatWest Group with financial flexibility specifically in its core UK operations in the face of turbulence and uncertainty in the UK and the global economy. Adequate levels of capital also enable NatWest Group plc to make discretionary capital distributions (including dividends to shareholders) and undertake buybacks of its shares.

As at 31 December 2024, NatWest Group plc’s CET1 ratio was 13.6% and is targeting a CET1 ratio in the range of 13-14% by 31 December 2025. NatWest Group plc’s target CET1 ratio is based on a combination of its views on the appropriate level of capital and its actual and expected regulatory requirements and internal modelling, including stress scenarios and management’s and/or the Prudential Regulation Authority’s (PRA) views on appropriate buffers above minimum required operating levels. NatWest Group plc’s current capital strategy is based on the expected accumulation of additional capital through the accrual of retained earnings over time, planned capital actions (including issuances, redemptions, and discretionary capital distributions), RWA growth in the form of regulatory uplifts and lending growth and other capital management initiatives which focus on improving capital efficiency and ensuring NatWest Group meets its medium-to-long term targets. NatWest Group intends to make capital distributions to its equity investors of certain amounts surplus to its publicly stated CET1 ratio target of 13-14%, subject to macroeconomic conditions and regulatory approval, via a combination of dividends and buybacks. In making dividends distribution and buyback decisions, consideration is given to previously guided ordinary dividend pay-out ratios, an intention to continue to help reduce HM Treasury’s stake in NatWest Group, and maximising shareholder value.

A number of factors may impact NatWest Group plc’s ability to maintain its CET1 ratio target and achieve its capital strategy. These include:

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a depletion of its capital resources through increased costs or liabilities or reduced profits (for example, due to an increase in provisions due to a deterioration in UK economic conditions);

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an increase in the quantum of RWAs/leverage exposure in excess of that expected, including due to regulatory changes (including their interpretation or application), or a failure in internal controls or procedures to accurately measure and report RWAs/leverage exposure;

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changes in prudential regulatory requirements including NatWest Group plc’s total capital requirement/leverage requirement set by the PRA, including Pillar 2 requirements, as applicable, and regulatory buffers as well as any applicable scalars;

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reduced upstreaming of dividends from NatWest Group plc’s subsidiaries because of changes in their financial performance and/or the extent to which local capital requirements exceed NatWest Group plc’s target ratio; and

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limitations on the use of double leverage (i.e., NatWest Group plc’s use of debt to invest in the equity of its subsidiaries, as a result of the BoE’s and/or NatWest Group’s evolving views on distribution of capital within groups).

A shortage or reduction of capital could in turn affect NatWest Group plc’s capital ratio, and/or its ability to make capital distributions and in turn NatWest Group may not remain a viable, competitive or profitable banking business.

A minimum level of capital is required to be met by NatWest Group plc for it to be entitled to make certain discretionary payments, and institutions such as NatWest Group plc which fail to meet the regulatory combined buffer requirement are subject to restricted discretionary payments.

The resulting restrictions are scaled according to the extent of the breach of the combined buffer requirement and calculated as a percentage of the profits of the institution since the last distribution of profits or discretionary payment which gives rise to a maximum distributable amount (MDA) (if any) that the financial institution can distribute through discretionary payments. Any breach of the combined buffer requirement may necessitate for NatWest Group plc reducing or ceasing discretionary payments to shareholders (including payments of dividends) and buybacks depending on the extent of the breach.

NatWest Group plc is required to meet an external MREL equivalent to the higher of: (i) two times the sum of Pillar 1 and Pillar 2A, or (ii) if subject to a leverage ratio requirement, two times the applicable requirement. The BoE has identified a “single point-of-entry” at NatWest Group plc, as the preferred resolution strategy for NatWest Group. As a result, NatWest Group plc is the only entity within NatWest Group that can externally issue securities that count towards its MREL requirements, the proceeds of which can then be downstreamed to meet the internal MREL of its operating entities and intermediate holding companies.

If NatWest Group plc is unable to raise or retain the requisite amount of regulatory capital or MREL, downstream the proceeds of MREL to subsidiaries as required, or to otherwise meet its regulatory capital, MREL and leverage requirements, it may be exposed to increased regulatory supervision or sanctions, loss of customer and/or investor confidence, constrained or more expensive funding and be unable to make discretionary payments on capital instruments.

If, under a stress scenario, the level of regulatory capital or MREL falls outside of NatWest Group’s risk appetite, there are a range of recovery management actions (focused on risk reduction and mitigation) that NatWest Group could seek to take to manage its capital levels, but any such actions may not be sufficient to restore adequate capital levels. Under the PRA Rulebook, NatWest Group must maintain a recovery plan acceptable to its regulator, such that a breach of NatWest Group’s applicable capital or leverage requirements may trigger the application of NatWest Group’s recovery plan to remediate a deficient capital position.

NatWest Group’s regulator may request that NatWest Group carry out certain capital management actions or, if NatWest Group plc’s CET1 ratio falls below 7%, certain regulatory capital instruments issued by NatWest Group plc will be written-down or converted into equity, and there may be an issue of additional equity by NatWest Group plc, which could result in the reduction in value of the holdings of NatWest Group plc’s existing shareholders. The success of such issuances will also be dependent on favourable market conditions and NatWest Group may not be able to raise the amount of capital required on acceptable terms, or at all.

Separately, NatWest Group may address a shortage of capital by taking action to reduce leverage exposure and/or RWAs via asset or business disposals. These actions may, in turn, affect: NatWest Group’s product offering, credit ratings, ability to operate its businesses, pursue its strategy and strategic opportunities, any of which may adversely affect NatWest Group. Refer to ‘NatWest Group may become subject to the application of UK statutory stabilisation or resolution powers which may result in, for example, the cancellation, transfer or dilution of ordinary shares, or the write-down or conversion of certain other of NatWest Group’s securities.’; and ‘NatWest Group may be adversely affected if it fails to meet the requirements of regulatory stress tests.’

Any of the above may have a material adverse effect on NatWest Group’s future results, financial condition, prospects, and/or reputation.

Any reduction in the credit rating and/or outlooks assigned to NatWest Group plc, any of its subsidiaries or any of their respective debt securities could adversely affect the availability of funding for NatWest Group, reduce NatWest Group’s liquidity and funding position and increase the cost of funding.
Rating agencies regularly review NatWest Group plc and other NatWest Group entities’ credit ratings and outlooks. NatWest Group entities’ credit ratings and outlooks could be negatively affected (directly and indirectly) by a number of factors that can change over time, including, without limitation: credit rating agencies’ assessment of NatWest Group’s strategy and management’s capability; its financial condition including in respect of profitability, asset quality, capital, funding and liquidity, and risk management practices; the level of political support for the sectors and regions in which NatWest Group operates; the legal and regulatory frameworks applicable to NatWest Group’s legal structure; business activities and the rights of its creditors; changes in rating methodologies; changes in the relative size of the loss-absorbing buffers protecting bondholders and depositors; the competitive environment; political, geopolitical and economic conditions in NatWest Group’s key markets (including inflation and interest rates, supply chain disruptions and geopolitical developments); any reduction of the UK’s sovereign credit rating and market uncertainty. In addition, credit rating agencies are increasingly taking into account sustainability-related factors, including climate, environmental, social and governance related risk, as part of the credit rating analysis, as are investors in their investment decisions.

Any reductions in the credit ratings of NatWest Group plc or of certain other NatWest Group entities could significantly affect NatWest Group. Adverse consequences for NatWest Group from downgrades could include, without limitation, a reduction in the access to capital markets or in the size of its deposit base, and trigger additional collateral or other requirements in its funding arrangements or the need to amend such arrangements, which could adversely affect NatWest Group’s liquidity and funding position, cost of funding and could limit the range of counterparties willing to enter into transactions with NatWest Group on favourable terms, or at all. This may in turn adversely affect NatWest Group’s competitive position and threaten its prospects.

Any of the above may have a material adverse effect on NatWest Group’s future results, financial condition, prospects, and/or reputation.

NatWest Group may be adversely affected if it fails to meet the requirements of regulatory stress tests.
NatWest Group entities are subject to annual and other stress tests by their respective regulators in the UK and EU.

Stress tests are designed to assess the resilience of banks such as NatWest Group to potential adverse economic or financial developments and ensure that they have robust, forward-looking capital planning processes that account for the risks associated with their business profile. If the stress tests reveal that a bank’s existing regulatory capital buffers are not sufficient to absorb the impact of the stress, then it is possible that NatWest Group may need to take action to strengthen its capital position.

Failure by NatWest Group to meet the quantitative and qualitative requirements of the stress tests as set forth by its UK regulator may result in: NatWest Group’s regulators requiring NatWest Group to generate additional capital, reputational damage, increased supervision and/or regulatory sanctions, restrictions on capital distributions and loss of investor confidence, all of which may adversely affect NatWest Group.

Any of the above may have a material adverse effect on NatWest Group’s future results, financial condition, prospects, and/or reputation.

NatWest Group could incur losses or be required to maintain higher levels of capital as a result of limitations or failure of various models.
Given the complexity of NatWest Group’s business, strategy and capital requirements, NatWest Group relies on models for a wide range of purposes, including to manage its business, assess the value of its assets and its risk exposure, as well as to anticipate capital and funding requirements (including to facilitate NatWest Group’s mandated stress testing). In addition, NatWest Group utilises models for valuations, credit approvals, calculation of loan impairment charges on an IFRS 9 basis, financial reporting and to help address financial crime (criminal activities in the form of money laundering, terrorist financing, bribery and corruption, tax evasion and sanctions as well as external or internal fraud (collectively, ‘financial crime’)). NatWest Group’s models, and the parameters and assumptions on which they are based, are periodically reviewed.

Model outputs are inherently uncertain, because they are imperfect representations of real-world phenomena, are simplifications of complex real-world systems and processes, and are based on a limited set of observations. NatWest Group may face adverse consequences as a result of actions or decisions based on models that are poorly developed, incorrectly implemented, non-compliant, outdated or used inappropriately. This includes models that are based on inaccurate or non-representative data (for example, where there have been changes in the micro or macroeconomic environment in which NatWest Group operates) or as a result of the modelled outcome being misunderstood, or used for purposes for which it was not designed. This could result in findings of deficiencies by NatWest Group’s regulators (including as part of NatWest Group’s mandated stress testing), increased capital requirements, may render some business lines uneconomical, may require management action or may subject NatWest Group to regulatory sanction, any of which in turn may also have an adverse effect on NatWest Group and its customers.

Any of the above may have a material adverse effect on NatWest Group’s future results, financial condition, prospects, and/or reputation.

NatWest Group’s financial statements are sensitive to underlying accounting policies, judgements, estimates and assumptions.
The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of assets, liabilities, income, expenses, exposures and RWAs. While estimates, judgements and assumptions take into account historical experience and other factors (including market practice and expectations of future events that are believed to be reasonable under the circumstances), actual results may differ due to the inherent uncertainty in making estimates, judgements and assumptions (particularly those involving the use of complex models).

Further, accounting policy and financial statement reporting requirements increasingly require management to adjust existing judgements, estimates and assumptions for the effects of climate-related, sustainability and other matters that are inherently uncertain and for which there is little historical experience which may affect the comparability of NatWest Group’s future financial results with its historical results. Actual results may differ due to the inherent uncertainty in making climate-related and sustainability estimates, judgements and assumptions.

Accounting policies deemed critical to NatWest Group’s results and financial position, based upon materiality and significant judgements and estimates, involve a high degree of uncertainty and may have a material impact on its results. For 2024, these include loan impairments, fair value, and deferred tax. These are set out in ‘Critical accounting policies and sources of estimation uncertainty’.

Any of the above may have a material adverse effect on NatWest Group’s future results, financial condition, prospects, and/or reputation.

Changes in accounting standards may materially impact NatWest Group’s financial results.
NatWest Group prepares its consolidated financial statements in conformity with the requirements of the Companies Act 2006 and in accordance with IFRS as issued by the International Accounting Standards Board. Changes in accounting standards or guidance by accounting bodies or in the timing of their implementation, whether immediate or foreseeable, could result in NatWest Group having to recognise additional liabilities on its balance sheet, or in further write-downs or impairments to its assets and could also have a material adverse effect on NatWest Group. From time to time, the International Accounting Standards Board may issue new accounting standards or interpretations that could materially impact how NatWest Group calculates, reports and discloses its financial results and financial condition, and which may affect NatWest Group capital ratios, including the CET1 ratio and the required levels of regulatory capital. New accounting standards and interpretations that have been issued by the International Accounting Standards Board but which have not yet been adopted by NatWest Group are discussed in ‘Future accounting developments’.

Any of the above may have a material adverse effect on NatWest Group’s future results, financial condition, prospects, and/or reputation.

The value or effectiveness of any credit protection that NatWest Group has purchased depends on the value of the underlying assets and the financial condition of the insurers and counterparties.
NatWest Group has credit exposure arising from over-the-counter derivative contracts, mainly credit default swaps (CDSs), and other credit derivatives, each of which are carried at fair value. The fair value of these CDSs, as well as NatWest Group’s exposure to the risk of default by the underlying counterparties, depends on the valuation and the perceived credit risk of the instrument against which protection has been bought. Many market counterparties have been adversely affected by their exposure to residential mortgage-linked and corporate credit products, whether synthetic or otherwise, and their actual and perceived creditworthiness may deteriorate rapidly. If the financial condition of these counterparties or their actual or perceived creditworthiness deteriorates, NatWest Group may record further credit valuation adjustments on the credit protection bought from these counterparties under the CDSs. NatWest Group also recognises any fluctuations in the fair value of other credit derivatives.

Any such adjustments or fair value changes may have a material adverse effect on NatWest Group’s future results, financial condition, prospects, and/or reputation.

NatWest Group is subject to regulatory oversight in respect of resolution, and NatWest Group could be adversely affected should the BoE in the future deem NatWest Group’s preparations to be inadequate.
NatWest Group is subject to regulatory oversight by the BoE and the PRA and is required under the PRA rulebook to carry out an assessment of its preparations for resolution, submit a report of the assessment to the PRA, and disclose a summary of this report. NatWest Group has dedicated significant resources towards the preparation of NatWest Group for a potential resolution scenario.

In August 2024, the BoE communicated its assessment of NatWest Group’s preparations and did not identify any areas for further enhancement, shortcomings, deficiencies or substantive impediments. NatWest Group could be adversely affected should future BoE assessments deem NatWest Group’s preparations to be inadequate. If future BoE assessments identify any areas for further enhancement, shortcomings, deficiencies or substantive impediments in NatWest Group’s ability to achieve the resolvability outcomes or reveal that NatWest Group is not adequately prepared to be resolved, or does not have adequate plans in place to meet resolvability requirements, NatWest Group may be required to take action to enhance its preparations to be resolvable, resulting in additional costs and the dedication of additional resources. Such a scenario may have an impact on NatWest Group as, depending on the BoE’s assessment, potential action may include, but is not limited to, restrictions on NatWest Group’s maximum individual and aggregate exposures, a requirement to dispose of specified assets, a requirement to change its legal or operational structure, a requirement to cease carrying out certain activities, a requirement not to make discretionary distributions or undertake NatWest Group’s shares buybacks, and/or a requirement to maintain a specified amount of MREL. This may also impact NatWest Group’s strategic plans.

Any of the above may have a material adverse effect on NatWest Group’s future results, financial condition, prospects, and/or reputation, or lead to a loss of investor confidence.

NatWest Group may become subject to the application of UK statutory stabilisation or resolution powers which may result in, for example, the cancellation, transfer or dilution of ordinary shares, or the write-down or conversion of certain other of NatWest Group’s securities.
The BoE, the PRA, the FCA, and HM Treasury (together, the ‘Authorities’) are granted substantial powers to resolve and stabilise UK-incorporated financial institutions. Five stabilisation options exist: (i) transfer of all of the business of a relevant entity or the shares of the relevant entity to a private sector purchaser; (ii) transfer of all or part of the business of the relevant entity to a ‘bridge bank’ wholly or partially owned by the BoE; (iii) transfer of part of the assets, rights or liabilities of the relevant entity to one or more asset management vehicles for management of the transferor’s assets, rights or liabilities; (iv) the write-down, conversion, transfer, modification, or suspension of the relevant entity’s equity, capital instruments and liabilities; and (v) temporary public ownership of the relevant entity. These options may be applied to NatWest Group plc as the parent company or to any subsidiary where certain conditions are met (such as, whether the firm is failing or likely to fail, or whether it is reasonably likely that action will be taken (outside of resolution) that will result in the firm no longer failing or being likely to fail). Moreover, there are modified insolvency and administration procedures for relevant entities within NatWest Group, and the Authorities have the power to modify or override certain contractual arrangements in certain circumstances and amend the law for the purpose of enabling their powers to be used effectively and may promulgate provisions with retrospective applicability.

Under the UK Banking Act 2009, the Authorities are generally required to have regard to specified objectives in exercising the powers provided for by the UK Banking Act 2009. One of the objectives (which is required to be balanced as appropriate with the other specified objectives) refers to the protection and enhancement of the stability of the financial system of the UK. Moreover, the ‘no creditor worse off’ safeguard provides that where certain resolution actions are taken, the Authorities are required to ensure that no creditor is in a worse position than if the bank had entered into normal insolvency proceedings. Although, this safeguard may not apply in relation to an application of the separate write-down and conversion power relating to capital instruments in circumstances where a stabilisation power is not also used, the UK Banking Act 2009 still requires the Authorities to respect the hierarchy on insolvency when using the write-down and conversion power. Further, holders of debt instruments which are subject to the power may, however, have ordinary shares transferred to or issued to them by way of compensation.

Uncertainty exists as to how the Authorities may exercise their powers including the determination of actions to be undertaken in relation to the ordinary shares and other securities issued by NatWest Group, which may depend on factors outside of NatWest Group’s control. Moreover, the UK Banking Act 2009 provisions remain largely untested in practice, particularly in respect of resolutions of large financial institutions and groups.

If NatWest Group is at or is approaching the point such that regulatory intervention is required, any exercise of the resolution regime powers by the Authorities may adversely affect holders of NatWest Group plc’s ordinary shares or other NatWest Group securities. This may result in various actions being undertaken in relation to NatWest Group and any securities of NatWest Group, including cancellation, transfer, dilution, write-down or conversion (as applicable). There may also be a corresponding adverse effect on the market price of such ordinary shares and other NatWest Group securities.

Each of these actions may also have a material adverse effect on NatWest Group’s future results, financial condition, prospects, and/or reputation.

Operational and IT resilience risk

Operational risks (including reliance on third party suppliers and outsourcing of certain activities) are inherent in NatWest Group’s businesses.
Operational risk is the risk of loss or disruption resulting from inadequate or failed internal processes, procedures, people or systems, or from external events, including legal and regulatory risks, third party processes, procedures, people or systems.

NatWest Group operates in several countries, offering a diverse range of products and services supported directly or indirectly by third party suppliers. As a result, operational risks or losses can arise from a number of internal or external factors (including for example, payment errors or financial crime and fraud), for which there is continued scrutiny by third parties of NatWest Group’s compliance with financial crime requirements; refer to, ‘NatWest Group is exposed to the risks of various litigation matters, regulatory and governmental actions and investigations as well as remedial undertakings, the outcomes of which are inherently difficult to predict, and which could have an adverse effect on NatWest Group.’ These risks are also present when NatWest Group relies on critical service providers (suppliers) or vendors to provide services to it or its customers, as is increasingly the case as NatWest Group outsources certain activities, including with respect to the implementation of technologies, innovation (such as cloud services and artificial intelligence) and responding to regulatory and market changes.

Operational risks also exist due to the implementation of NatWest Group’s strategy, and the organisational and operational changes involved, including: NatWest Group’s cost-controlling and simplification measures; continued digitalisation and the integration of artificial intelligence in the business; acquisition, divestments and other transactions; the implementation of recommendations from internal and external reviews with respect to certain governance processes, policies, systems and controls of NatWest Group entities including with respect to customer account closures; and conditions affecting the financial services industry generally (including macroeconomic and other geopolitical developments) as well as the legal and regulatory uncertainty resulting from these conditions. Any of the above may place significant pressure on NatWest Group’s ability to maintain effective internal controls and governance frameworks.

NatWest Group also faces operational risks as it continues to invest in the automation of certain solutions and customer interactions, including through artificial intelligence. Such initiatives may result in operational, reputational and conduct risks if the technology is not used appropriately, is defective or inadequate, or is not fully integrated into NatWest Group’s current solutions, systems and controls.

The effective management of operational risks is critical to meeting customer service expectations and retaining and attracting customer business. Although NatWest Group has implemented risk controls and mitigation actions, with resources and planning having been devoted to mitigate operational risk, such measures may not be effective in controlling each of the operational risks faced by NatWest Group.

Ineffective management of such risks may have a material adverse effect on NatWest Group’s future results, financial condition, prospects, and/or reputation.

NatWest Group is subject to sophisticated and frequent cyberattacks, and compliance with cybersecurity and data protection regulations is becoming increasingly complex.
NatWest Group experiences a constant threat from cyberattacks across the entire NatWest Group and against NatWest Group’s supply chain networks, reinforcing the importance of the due diligence of, ongoing risk management of, and close working relationship with, the third parties on which NatWest Group relies. NatWest Group is reliant on technology, against which there is a constantly evolving series of attacks that are increasing in terms of frequency, sophistication, impact and severity. As cyberattacks evolve and become more sophisticated, NatWest Group is required to continue to invest significant resources in additional capability designed to defend against emerging threats.

Third parties continue to make hostile attempts to gain access to, introduce malware (including ransomware) into, and exploit potential vulnerabilities of, financial services institutions’ IT systems, including those of NatWest Group. For example, in 2024, NatWest Group and its supply chain were subjected to a small number of attempted Distributed Denial of Service and ransomware attacks. These hostile attempts were addressed without material impact on NatWest Group or its customers by deploying cybersecurity capabilities and controls that seek to manage the impact of any such attacks, and sustain availability of services for NatWest Group’s customers.

Consequently, NatWest Group continues to invest significant resources in developing and evolving cybersecurity capabilities and controls that are designed to mitigate the potential effect of such attacks. However, given the nature of the threat, there can be no assurance that these capabilities and controls will prevent the potential adverse effect of an attack from occurring. Refer to ‘NatWest Group’s operations are highly dependent on its complex IT systems and any IT failure could adversely affect NatWest Group.’

Any failure in NatWest Group’s information and cybersecurity policies, procedures or controls, may result in significant financial losses, major business disruption, inability to deliver customer services, or loss of, or ability to access, data or systems or other sensitive information (including as a result of an outage) and may cause associated reputational damage. Any of these factors could increase costs (including costs relating to notification of, or compensation for customers, credit monitoring or card reissuance), result in regulatory investigations or sanctions being imposed or may affect NatWest Group’s ability to retain and attract customers. Regulators in the UK, US, Europe and Asia continue to recognise cybersecurity as an important systemic risk to the financial sector and have highlighted the need for financial institutions to improve their monitoring and control of, and resilience (particularly of critical services) to cyberattacks, and to provide timely reporting or notification of them, as appropriate (including, for example, the SEC cybersecurity requirements and the new EU Digital Operational Resilience Act (‘DORA’)). Furthermore, cyberattacks on NatWest Group’s counterparties and suppliers may also have an adverse effect on NatWest Group’s operations.

Additionally, malicious third parties may induce employees, customers, third-party providers or other users with access to NatWest Group’s systems to wrongfully disclose sensitive information to gain access to NatWest Group’s data or systems or that of NatWest Group’s customers or employees. Cybersecurity and information security events can derive from groups or factors such as: internal or external threat actors, human error, fraud or malice on the part of NatWest Group’s employees or third parties, including third party providers, or may result from technological failure (including defective, inadequate or inappropriately used artificial intelligence based solutions).

NatWest Group expects greater regulatory engagement, supervision and enforcement to continue in relation to its overall resilience to withstand IT and IT-related disruption, either through a cyberattack or some other disruptive event. Such increased regulatory engagement, supervision and enforcement is uncertain in relation to the scope, cost, consequence and the pace of change, which may have a material adverse effect on NatWest Group. Due to NatWest Group’s reliance on technology, the adoption of innovative solutions, the integration of automated processes and artificial intelligence in its business and the increasing sophistication, frequency and impact of cyberattacks, such attacks may have an adverse effect on NatWest Group.

In accordance with applicable UK and EU data protection, and cybersecurity laws and regulations, NatWest Group is required to ensure it implements timely, appropriate and effective organisational and technological safeguards against unauthorised or unlawful access to the data of NatWest Group, its customers and its employees. In order to meet this requirement, NatWest Group relies on the effectiveness of its internal policies, controls and procedures to protect the confidentiality, integrity and availability of information held on its IT systems, networks and devices as well as with third parties with whom NatWest Group interacts. A failure to monitor and manage data in accordance with applicable requirements may result in financial losses, regulatory fines and investigations and associated reputational damage.

Any of the above may have a material adverse effect on NatWest Group’s future results, financial condition, prospects, and/or reputation.

NatWest Group’s operations and strategy are highly dependent on the accuracy and effective use of data.
NatWest Group relies on the availability, sourcing, and effective use of accurate and high quality data to support, monitor, evaluate, manage and enhance its operations, innovate its products offering, meet its regulatory obligations, and deliver its strategy. Investment is being made in data tools and analytics, including raising awareness around ethical data usage (for example, in relation to the use of artificial intelligence) and privacy across NatWest Group. The availability and accessibility of current, complete, detailed, accurate and, wherever possible, machine-readable customer segment and sub-sector data, together with appropriate governance and accountability for data, is fast becoming a critical strategic asset, which is subject to increased regulatory focus.

Failure to have or be able to access that data or the ineffective use or governance of that data could result in a failure to manage and report important risks and opportunities or satisfy customers’ expectations including the inability to deliver products and services. This could also place NatWest Group at a competitive disadvantage by increasing its costs, inhibiting its efforts to reduce costs or its ability to improve its systems, controls and processes. Any of the above could result in a failure to deliver NatWest Group’s strategy.

These data weaknesses and limitations, or the unethical or inappropriate use of data, and/or non-compliance with data protection laws could give rise to conduct and litigation risks and may increase the risk of operational challenges, losses, reputational damage or other adverse consequences due to inappropriate models, systems, processes, decisions or other actions.

Any of the above may have a material adverse effect on NatWest Group’s future results, financial condition, prospects, and/or reputation.

NatWest Group’s operations are highly dependent on its complex IT systems and any IT failure could adversely affect NatWest Group.
NatWest Group’s operations are highly dependent on the ability to process a very large number of transactions efficiently and accurately while complying with applicable laws and regulations. The proper functioning of NatWest Group’s transactional and payment systems, financial crime and fraud detection systems and controls, risk management, credit analysis and reporting, accounting, customer service and other IT systems, including cloud services providers (some of which are owned and operated by other entities in NatWest Group or third parties), as well as the communication networks between its branches and main data processing centres, is critical to NatWest Group’s operations. Individually or collectively, any system failure (including defective or inadequate automated processes or artificial intelligence based solutions), loss of service availability, mobile banking disruption, or breach of data security could potentially cause significant damage to: (i) important business services across NatWest Group; and (ii) NatWest Group’s ability to provide services to its customers, which could result in reputational damage, significant compensation costs and regulatory sanctions (including fines resulting from regulatory investigations) or a breach of applicable regulations and could affect NatWest Group’s regulatory approvals, competitive position, business and brands, which could undermine its ability to attract and retain customers and talent.

NatWest Group outsources certain functions as it innovates and offers new digital solutions to its customers to meet the demand for online and mobile banking. Outsourcing alongside remote working heighten the above risks.

NatWest Group uses IT systems that enable remote working interface with third-party systems. NatWest Group could experience service denials or disruptions if such IT systems exceed capacity or if NatWest Group or a third-party system fails or experiences any interruptions, all of which could result in business and customer interruption and related reputational damage, significant compensation costs, regulatory sanctions and/or a breach of applicable regulations.

In 2024, NatWest Group continued to make considerable investments to further simplify, upgrade and improve its IT and technology capabilities (including migration of certain services to cloud platforms). NatWest Group continues to develop and enhance digital services for its customers and seeks to improve its competitive position through integrating automated processes and artificial intelligence based solutions in its business and by enhancing controls and procedures and strengthening the resilience of services including cybersecurity. Any failure of these investment and rationalisation initiatives to achieve the expected results, due to cost challenges, poor implementation, defects or otherwise, may adversely affect NatWest Group’s operations, its reputation and ability to retain or grow its customer business or adversely affect its competitive position.

Any of the above may have a material adverse effect on NatWest Group’s future results, financial condition, prospects, and/or reputation.

NatWest Group relies on attracting, retaining and developing diverse senior management and skilled personnel, and is required to maintain good employee relations.
NatWest Group’s success depends on its ability to attract, retain (through creating an inclusive environment), and develop highly skilled and qualified diverse personnel, including senior management, directors and key employees (including technology and data focused roles), in a highly competitive market and under internal cost efficiency pressures.

NatWest Group’s ability to attract, retain and develop highly skilled and qualified diverse senior management and skilled personnel may be more difficult due to cost-controlling measures, failure to pay employees competitive compensation, heightened regulatory oversight of banks and the increasing scrutiny of, and (in some cases) restrictions placed upon, employee compensation arrangements. In addition, certain economic, market and regulatory conditions and political developments may reduce the pool of candidates for key management and non-executive roles, including non-executive directors with the right skills, knowledge and experience, or may increase the number of departures of existing employees. Moreover, a failure to foster a diverse and inclusive workforce may adversely affect NatWest Group’s employee engagement and the formulation and execution of its strategy and could also have an adverse effect on its reputation with employees, customers, investors and regulators.

Many of NatWest Group’s employees in the UK, the Republic of Ireland and continental Europe are represented by employee representative bodies, including trade unions and works councils. Engagement with its employees and such bodies is important to NatWest Group in maintaining good employee relations. Any failure to do so may adversely affect NatWest Group’s ability to operate its business effectively.

Any of the above may have a material adverse effect on NatWest Group’s future results, financial condition, prospects, and/or reputation.

A failure in NatWest Group’s risk management framework could adversely affect NatWest Group, including its ability to achieve its strategic objectives.
Risk management is an integral part of all of NatWest Group’s activities and delivery of its long-term strategy. NatWest Group’s Enterprise-Wide Risk Management Framework sets out the approach for managing risk within NatWest Group including in relation to risk governance and risk appetite. A failure to adhere to this framework and to agreed risk appetite statements, or any material weaknesses or deficiencies in the framework’s controls and procedures, could adversely affect NatWest Group’s financial condition and strategic delivery, as well as accurate reporting of risk exposures.

In addition, financial crime risk management is dependent on the use and effectiveness of financial crime assessment, systems and controls. Weak or ineffective financial crime processes and controls may risk NatWest Group inadvertently facilitating financial crime which may result in regulatory investigation, sanction, litigation, fines and/or reputational damage.

Financial crime continues to evolve, whether through fraud, scams, cyberattacks or other criminal activity. These risks are exacerbated as NatWest Group continues to innovate its product offering and increasingly offers digital solutions to its customers, including through mobile banking. NatWest Group has made and continues to make significant, multi-year investments to strengthen and improve its overall financial crime control framework with prevention systems and capabilities, including investment in new technologies and capabilities to further enhance customer due diligence, transaction monitoring, sanctions and anti-bribery and corruption systems.

Financial risk management is highly dependent on the use and effectiveness of internal stress tests and models and ineffective risk management may arise from a wide variety of factors, including lack of transparency or incomplete risk reporting, manual processes and controls, inaccurate data, inadequate IT systems, unidentified conflicts or misaligned incentives, lack of accountability control and governance, incomplete risk monitoring and management, insufficient challenges or assurance processes, or a failure to commence or timely complete risk remediation projects. Failure to manage risks effectively, or within regulatory expectations, could adversely affect NatWest Group’s reputation or its relationship with its regulators, customers, shareholders or other stakeholders.

NatWest Group’s operations are inherently exposed to conduct risks, which include business decisions, actions or reward mechanisms that are not responsive to or aligned with NatWest Group’s regulatory obligations, customers’ needs or do not reflect NatWest Group’s strategy, ineffective product management, unethical or inappropriate use of data, information asymmetry, implementation and utilisation of new technologies, outsourcing of customer service and product delivery, inappropriate behaviour towards customers, customer outcomes, the possibility of mis-selling of financial products and mishandling of customer complaints. Some of these risks have materialised in the past and ineffective management and oversight of conduct risks may lead to further remediation and regulatory intervention or enforcement.

NatWest Group’s businesses are also exposed to risks from employee, contractor or service providers misconduct including non-compliance with policies and regulations, negligence or fraud (including financial crimes and fraud), any of which could result in regulatory fines or sanctions and serious reputational or financial harm to NatWest Group. Hybrid working arrangements for NatWest Group employees place heavy reliance on the IT systems that enable remote working and may place additional pressure on NatWest Group’s ability to maintain effective internal controls and governance frameworks and increase operational risk. Hybrid working arrangements are also subject to regulatory scrutiny to ensure adequate recording, surveillance and supervision of regulated activities, and compliance with regulatory requirements and expectations, including requirements to: meet threshold conditions for regulated activities; ensure the ability to oversee functions (including any outsourced functions); ensure no detriment is caused to customers; and ensure no increased risk of financial crime.

In addition, the UK’s Net Zero Strategy and NatWest Group’s strategy relating to climate and sustainability are important drivers as to how NatWest Group integrates climate (including physical and transition risks) and other sustainability-related risks into its risk management framework and practices (including for financing activities or engaging with counterparties (including suppliers)). Furthermore, legislative and regulatory authorities are publishing expectations as to how banks should prudently manage and transparently disclose climate and other sustainability-related risks. Any failure of NatWest Group to fully and timely embed climate and other sustainability-related risks into its risk management practices and framework to appropriately identify, assess, prioritise and monitor such risks may have an adverse effect on NatWest Group. Similarly, if the Group is unable to apply the appropriate product governance processes in line with NatWest Group’s strategy and applicable legal and regulatory requirements and expectations it may have an adverse effect on NatWest Group.

NatWest Group seeks to embed a risk awareness culture across the organisation and has implemented policies and allocated new resources across all levels of the organisation to manage and mitigate conduct risk and expects to continue to invest in risk management, including the ongoing development of a risk management strategy in line with regulatory expectations. However, such efforts may not insulate NatWest Group from instances of misconduct and no assurance can be given that NatWest Group’s strategy and control framework will be effective. Any failure in NatWest Group’s risk management framework may result in the inability to achieve its strategic objectives for its customers, employees and wider stakeholders.

Any of the above may have a material adverse effect on NatWest Group’s future results, financial condition, prospects, and/or reputation.

NatWest Group’s operations are subject to inherent reputational risk.
Reputational risk relates to stakeholder and public perceptions of NatWest Group arising from an actual or perceived failure to meet stakeholder or the public’s expectations, including with respect to NatWest Group’s strategy and related targets or due to any events, behaviour, action or inaction by NatWest Group, its employees or those with whom NatWest Group is associated. Refer to ‘NatWest Group’s businesses are subject to substantial regulation and oversight, which are constantly evolving and may adversely affect NatWest Group.’ This includes harm to its brand, which may be detrimental to NatWest Group’s business, including its ability to build or sustain business relationships with customers, stakeholders and regulators, and may cause low employee morale, regulatory censure or reduced access to, or an increase in the cost of, funding. Reputational risk may arise whenever there is, or there is perceived to be, a material lapse in standards of integrity, controls, compliance, customer or operating efficiency, or regulatory or press scrutiny, and may adversely affect NatWest Group’s ability to attract and retain customers.

In particular, NatWest Group’s ability to attract and retain customers (particularly, corporate/institutional and retail depositors), and talent, and engage with counterparties may be adversely affected by factors including: negative public opinion resulting from the actual or perceived manner in which NatWest Group conducts or modifies its business activities and operations, media coverage (whether accurate or otherwise), employee misconduct, NatWest Group’s financial performance, IT systems failures or cyberattacks, data breaches, financial crime and fraud, the level of direct and indirect government support, or the actual or perceived practices in the banking and financial industry in general, or a wide variety of other factors.

Technologies, in particular online social networks and other broadcast tools that facilitate communication with large audiences in short timeframes and with minimal costs, may also significantly increase and accelerate the impact of damaging information and allegations.

Although NatWest Group has a Reputational Risk Policy and framework to identify, measure and manage material reputational risk exposures, there is a risk that it may not be successful in avoiding or mitigating damage to its business or its various brands from reputational risk.

Any of the above aspects of reputational risk may have a material adverse effect on NatWest Group’s future results, financial condition, prospects, and/or reputation.

Legal and regulatory risk

NatWest Group’s businesses are subject to substantial regulation and oversight, which are constantly evolving and may adversely affect NatWest Group.
NatWest Group is subject to extensive laws, regulations, guidelines, corporate governance practice and disclosure requirements, administrative actions and policies in each jurisdiction in which it operates, which represents ongoing compliance and conduct risks. Many of these are constantly evolving and are subject to further material changes, which may increase compliance and conduct risks, particularly as the laws of different jurisdictions (including those of the EU/EEA and UK) diverge. NatWest Group expects government and regulatory intervention in the financial services industry to remain high for the foreseeable future.

Regulators and governments continue to focus on reforming the prudential regulation of the financial services industry and the way financial services are conducted. Measures have included: enhanced capital, liquidity and funding requirements, through initiatives such as the Basel 3.1 standards implementation (and any resulting effect on RWAs and models), the UK ring-fencing regime, the strengthening of the recovery and resolution framework applicable to financial institutions in the UK, EU and US, financial industry reforms (such as the FSMA 2023), corporate governance requirements, rules relating to the compensation of senior management and other employees, enhanced data protection and IT resilience requirements (such as DORA), financial market infrastructure reforms, enhanced regulations in respect of the provision of ‘investment services and activities’.

There is also increased regulatory focus in certain areas, including conduct, model risk governance, consumer protection in retail or other financial markets (such as the FCA’s rules governing interactions with and the provision of services to retail customers, the ‘Consumer Duty’), competition and disputes regimes, anti-money laundering, anti-corruption, anti-bribery, anti-tax evasion, payment systems, sanctions and anti-terrorism laws and regulations.

In addition, there is significant oversight by competition authorities. The competitive landscape for banks and other financial institutions in the UK, EU/EEA, US and Asia is rapidly changing. Recent regulatory and legal changes have resulted, and may continue to result, in new market participants and changed competitive dynamics in certain key areas. Regulatory and competition authorities, including the CMA, are also looking at and focusing more on how they can support competition and innovation in digital and other markets. Future competition investigations, market reviews, or regulation of mergers may lead to the imposition of financial penalties or market remedies that may adversely affect NatWest Group’s competitive or financial position. Recent regulatory changes and heightened levels of public and regulatory scrutiny in the UK, EU and US have resulted in increased capital, funding and liquidity requirements, changes in the competitive landscape, changes in other regulatory requirements and increased operating costs, and have impacted, and will continue to impact, product offerings and business models.

Moreover, uncertainties remain as to the extent to which EU/EEA laws will diverge from UK law. For example, bank regulation in the UK may diverge from European bank regulation following the enactment of the Financial Services and Markets Act 2023 (‘FSMA 2023’) and the Retained EU Law (Revocation and Reform) Act 2023. In particular, FSMA 2023 provides for the revocation of retained EU laws relating to financial services regulation, but sets out that this process will likely take a number of years and the intention is that specific retained EU laws will not be revoked until such time as replacement regulatory rules are in place.

The actions taken by regulators in response to any new or revised bank regulation and other rules affecting financial services, may adversely affect NatWest Group, including its business, non-UK operations, group structure, compliance costs, intragroup arrangements and capital requirements.

Other areas in which, and examples of where, governmental policies, regulatory and accounting changes, and increased public and regulatory scrutiny may have an adverse effect (some of which could be material) on NatWest Group include, but are not limited to:

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general changes in government, regulatory, competition, or central bank policy (such as changes to the BoE levy (including as a result of the proposed Bank Resolution (Recapitalisation) Bill), or changes in regulatory regimes that may influence investor decisions in the jurisdictions in which NatWest Group operates;

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rules relating to foreign ownership, expropriation, nationalisation and confiscation or appropriation of assets;

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increased scrutiny including from the CMA, FCA and Payment Systems Regulator (‘PSR’) for the protection and resilience of, and competition and innovation in, digital and other markets, UK payment systems (with the development of the government’s National Payments Vision and Strategy) and retail banking developments relating to the UK initiative on Open Banking, Open Finance and the European directive on payment services;

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the ongoing compliance with CMA’s Market Orders including the Retail Banking Market Order 2017 and SME Undertakings;

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ongoing competition litigation in the English courts around payment card interchange fees, combined with increased regulatory scrutiny (from the PSR) of the Visa and Mastercard card schemes

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increased risk of new class action claims being brought against NatWest Group in the Competition Appeal Tribunal for breaches of competition law;

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increased risk of legal action against NatWest Group for financing or contributing to climate change and nature-related degradation;

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new or increased regulations relating to customer data protection as well as IT controls and resilience, such as the India Digital Personal Data Protection Act 2023;

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the introduction of, and changes to, taxes, levies or fees applicable to NatWest Group’s operations, such as changes in tax rates (including changes to the taxation of non-UK domiciled individuals), changes in the scope and administration of the Bank Levy, increases in the bank corporation tax surcharge in the UK, restrictions on the tax deductibility of interest payments or further restrictions imposed on the treatment of carry-forward tax losses that reduce the value of deferred tax assets and require increased payments of tax;

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the potential introduction by the BoE of a Central Bank Digital Currency which could result in deposit outflows, higher funding costs, and/or other implications for UK banks;

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regulatory enforcement in the form of PRA imposed financial penalties for failings in banks’ regulatory reporting governance and controls, and ongoing regulatory scrutiny, and the PRA’s thematic reviews of the governance, controls and processes for preparing regulatory returns of selected UK banks, including NatWest Group;

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increased regulatory scrutiny from the ECB in relation to NatWest Group’s EU based activities;

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changes in policy and practice regarding enforcement, investigations and sanctions, supervisory activities and reviews;

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the introduction of regulatory requirements to ensure sufficient access by the general public to cash services such as branches and ATMs;

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‘Dear CEO’ and similar letters issued by supervisors and regulators from time to time;

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recent or proposed US regulations around cybersecurity incidents, climate disclosures and other climate and sustainability-related rules, or greenwashing;

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new or increased regulations relating to financial crime, and

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any regulatory requirements relating to the use of artificial intelligence and large language models across the financial services industry (such as the European Union Artificial Intelligence Act).

Any of these developments (including any failure to comply with or correctly interpret new rules and regulations) could also have an adverse effect on NatWest Group’s authorisations and licences, the products and services that it may offer, its reputation and the value of its assets, NatWest Group’s operations or legal entity structure, and the manner in which it conducts its business.

Material consequences could arise should NatWest Group be found non-compliant with these regulatory requirements. Regulatory developments may also result in an increased number of regulatory investigations and proceedings and have increased the risks relating to NatWest Group’s ability to comply with the applicable body of rules and regulations in the manner and within the timeframes required.

Changes in laws, rules or regulations, or in their interpretation or enforcement, or the implementation of new laws, rules or regulations, including contradictory or conflicting laws, rules or regulations by key regulators or policymakers in different jurisdictions, or failure by NatWest Group to comply with such laws, rules and regulations, may adversely affect NatWest Group’s business, results of operations and outlook. In addition, uncertainty and insufficient international regulatory coordination as enhanced supervisory standards are developed and implemented may adversely affect NatWest Group’s ability to engage in effective business, capital and risk management planning.

Any of the above may have a material adverse effect on NatWest Group’s future results, financial condition, prospects, and/or reputation.

NatWest Group is exposed to the risks of various litigation matters, regulatory and governmental actions and investigations as well as remedial undertakings, the outcomes of which are inherently difficult to predict, and which could have an adverse effect on NatWest Group.
NatWest Group’s operations are diverse and complex and it operates in legal and regulatory environments that expose it to potentially significant civil actions (including those following on from regulatory sanction), as well as criminal, regulatory and governmental proceedings. NatWest Group has resolved a number of legal and regulatory actions over the past several years but continues to be, and may in the future be, involved in such actions in the US, the UK, Europe, Asia and other jurisdictions.

NatWest Group is, has been or will likely be involved in a number of significant legal and regulatory actions, including investigations, proceedings and ongoing reviews (both formal and informal) by governmental law enforcement and other agencies and litigation proceedings, including in relation to the offering of securities, conduct in the foreign exchange market, the setting of benchmark rates such as LIBOR and related derivatives trading, the issuance, underwriting, and sales and trading of fixed-income securities (including government securities), product mis-selling, customer mistreatment, anti-money laundering, antitrust, VAT recovery, record keeping, reporting and various other issues. There is also an increasing risk of new class action claims being brought against NatWest Group in the Competition Appeal Tribunal for breaches of competition law, as well as a risk of activist actions, particularly relating to climate change and sustainability-related matters. Legal and regulatory actions are subject to many uncertainties, and their outcomes, including the timing, amount of fines, damages or settlements or the form of any settlements, which may be material and in excess of any related provisions, are often difficult to predict, particularly in the early stages of a case or investigation. NatWest Group’s expectation for resolution may change and substantial additional provisions and costs may be recognised in respect of any matter.

The resolution of significant investigations includes NWM Plc’s December 2021 spoofing-related guilty plea in the United States that was agreed with the US Department of Justice (‘DOJ’), and involves a multi-year period of probation, an independent corporate monitor and the ongoing implementation of recommendations made by it, and commitments to compliance programme reviews and improvements, and reporting obligations. In the event that NWM Plc does not meet its obligations to the DOJ, this may lead to adverse consequences such as findings that NWM Plc violated its probation term and possible re-sentencing, increased costs from any extension of monitorship and/or the period of the probation, amongst other consequences. For additional information relating to this and other legal and regulatory proceedings and matters to which NatWest Group is currently exposed, see ‘Litigation and regulatory matters’ at Note 26 to the consolidated accounts.

Recently resolved matters or adverse outcomes or resolution of current or future legal, regulatory or other matters, including conduct-related reviews and redress projects, could increase the risk of greater regulatory and third-party scrutiny and/or result in future legal or regulatory actions, and could have material financial, reputational, or collateral consequences for NatWest Group’s business and result in restrictions or limitations on NatWest Group’s operations.

These may include the effective or actual disqualification from carrying on certain regulated activities and consequences resulting from the need to reapply for various important licences or obtain waivers to conduct certain existing activities of NatWest Group, particularly but not solely in the US, which may take a significant period of time and the results and implications of which are uncertain.

Disqualification from carrying on any activities, whether automatically as a result of the resolution of a particular matter or as a result of the failure to obtain such licences or waivers could adversely affect NatWest Group’s business, in particular in the US. This in turn and/or any fines, settlement payments or penalties may have an adverse effect on NatWest Group.

Failure to comply with undertakings made by NatWest Group to its regulators, or the conditions of probation resulting from the spoofing-related guilty plea, may result in additional measures or penalties being taken against NatWest Group. In addition, any failure to administer conduct redress processes adequately, or to handle individual complaints fairly or appropriately, could result in further claims as well as the imposition of additional measures or limitations on NatWest Group’s operations, additional supervision by NatWest Group’s regulators, and loss of investor confidence.

Any of the above may have a material adverse effect on NatWest Group’s future results, financial condition, prospects, and/or reputation.

Changes in tax legislation (or application thereof) or failure to generate future taxable profits may impact the recoverability of certain deferred tax assets recognised by NatWest Group.
In accordance with the accounting policies set out in ‘Critical accounting policies and sources of estimation uncertainty’, NatWest Group has recognised deferred tax assets on losses available to relieve future profits from tax only to the extent it is probable that they will be recovered. The deferred tax assets are quantified on the basis of current tax legislation and accounting standards and are subject to change in respect of the future rates of tax or the rules for computing taxable profits and offsetting allowable losses.

Failure to generate sufficient future taxable profits or further changes in tax legislation or the application thereof (including with respect to rates of tax), or changes in accounting standards may reduce the recoverable amount of the recognised tax loss deferred tax assets, amounting to £1.106 billion as at 31 December 2024. Changes to the treatment of certain deferred tax assets may impact NatWest Group’s capital position. In addition, NatWest Group’s interpretation or application of relevant tax laws may differ from those of the relevant tax authorities and provisions are made for potential tax liabilities that may arise on the basis of the amounts expected to be paid to tax authorities. The amounts ultimately paid may differ materially from the amounts provided depending on the ultimate resolution of such matters.

Any of the above may have a material adverse effect on NatWest Group’s future results, financial condition, prospects, and/or reputation.

Climate and sustainability-related risks

NatWest Group and its Value Chain face climate and sustainability-related risks that may adversely affect NatWest Group.
Climate change has been identified as a source of systemic risk, with potentially severe consequences for financial institutions. The financial impacts of climate and sustainability-related risks are expected to be widespread and may disrupt the orderly functioning of financial markets and have an adverse effect on financial institutions, including NatWest Group.

Financial and non-financial risks from climate change can arise through physical and transition risks. In addition, physical and transition risks can trigger further losses, stemming directly or indirectly from legal claims, litigation and conduct liability (referred to as ‘liability risk’).

Whilst there are significant uncertainties relating to the location, magnitude and timing of climate-related physical risks, scientific research suggests physical risks may occur in increasing frequency and severity. Climate-related events like flood, wildfires and climatic changes can damage assets and disrupt operations, leading to increased costs, changes in asset values and loan defaults.

Damage or disruption to NatWest Group customers’ and counterparties’ (including suppliers’) properties, premises and operations could disrupt business, result in the deterioration of the value of collateral or insurance shortfalls, impair asset values and negatively impact the creditworthiness of customers and their ability and/or willingness to pay fees, afford new products or repay their debts, leading to increased default rates, delinquencies, write-offs and impairment charges in NatWest Group’s portfolios. In addition, NatWest Group’s premises and operations, or those of its critical outsourced functions may experience damage or disruption leading to increased costs for NatWest Group.

To meet the goals of the UK’s Net Zero Strategy by 2050 will require a net-zero transition across all sectors of the UK economy. The timing and pace of the transition to a net-zero economy will depend on many factors and uncertainties and may be near-term, gradual and orderly, or delayed, rapid and disorderly, or a combination of these. A transition to a net-zero economy requires significant and timely policy and regulatory changes, immediate actions from national and regional governments, new technological innovations and changes to supply and demand systems within industries. The transition to a net-zero economy may also trigger changes in consumer behaviour and market sentiment. In addition, there is significant uncertainty about how climate change and the world’s transition to a net-zero economy will unfold over time and how and when climate and other sustainability-related risks will manifest. These timeframes are considerably longer than NatWest Group’s historical and current strategic, financial, resilience and investment planning horizons.

NatWest Group and its value chain (including its investors, customers, counterparties (including its suppliers), business partners and employees) (‘NatWest Group’s Value Chain’) may face financial and non-financial risks arising from broader (i.e. non-climate-related) sustainability issues such as risks relating to nature loss (such as the loss and/or decline of the state of nature including but not limited to, the reduction of any aspect of biological diversity and other forms of environmental degradation such as air, water and land pollution, soil quality degradation and water stress). NatWest Group recognises that climate and nature-related risks are interlinked and therefore NatWest Group aims to work towards enhancing processes and capabilities to include assessments of nature-related risks and opportunities within governance, risk management and stakeholder engagement practices.

Climate and nature-related risks may:

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adversely affect the broader economy, influencing interest rates, inflation and growth, impacting profitability and stability;

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adversely affect asset pricing and valuations of NatWest Group’s own and other securities and, in turn, the wider financial system;

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adversely affect economic activities directly (for example through lower corporate profitability or the devaluation of assets) or indirectly (for example through macro-financial changes);

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adversely affect the viability or resilience of business models over the medium to longer term, particularly those business models most vulnerable to climate and sustainability-related risks;

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trigger losses stemming directly or indirectly from liability risks and/or reputational damage, including as a result of adverse media coverage, or activists, the public or NatWest Group’s Value Chain associating NatWest Group or its customers with adverse climate and sustainability-related issues;

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adversely affect NatWest Group’s ability to deliver on its strategy, including achieving its climate ambitions and targets; and

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exacerbate other risk categories to which NatWest Group is exposed, including credit risk, operational risk (including business continuity), market risk (both traded and non-traded), liquidity and funding risk (for example, net cash outflows or depletion of liquidity buffers), reputational risk, pension risk, regulatory compliance risk and conduct risk.;

In addition to nature-related risks, NatWest Group and NatWest Group’s Value Chain may face financial and non-financial risks arising from other sustainability-related issues such as: (i) risks related to social issues (including human rights), for example, negative impact on people’s standard of living and health, political and geopolitical tensions and conflict endangering people’s lives and security, displacement of communities, the violation of indigenous people’s rights, unjust working conditions and labour rights breaches (including discrimination, lack of diversity and inclusion, inequality, gender/ethnicity pay gap and payments under the minimum wage), modern slavery, accessible banking and financial inclusion, financial crime, data privacy breaches, innovation, digitalisation and AI, and lack of support for the vulnerable; and (ii) governance-related risks (including board diversity, ethical corporate culture, executive compensation and management structure).

There is also growing expectation from customers, investors, policymakers, regulators and society of the need for a ”just transition”– in recognition that the transition to net zero should happen in a way that is as fair and inclusive as possible to everyone concerned. Although NatWest Group continues to evaluate and assess whether and, if so, how it integrates ‘just transition’ considerations into its strategy and decision-making, a failure (or perception of failure) by NatWest Group to sufficiently factor these considerations into existing products and service offerings may adversely affect NatWest Group, including NatWest Group’s reputation.

If NatWest Group fails to identify, assess, prioritise, monitor, react to and prevent appropriately: (i) climate and sustainability-related impacts, risks and opportunities; and (ii) changing regulatory and market expectations and societal preferences that NatWest Group and NatWest Group’s Value Chain face, in a timely manner or at all, this may have a material adverse effect on NatWest Group’s business, future results, financial condition, prospects (including cash flows, access to finance or cost of capital over the short, medium or long term), reputation or the price of its securities.

NatWest Group’s strategy relating to climate change, ambitions, targets and transition plan entail significant execution and/or reputational risks and are unlikely to be achieved without significant and timely government policy, technology and customer behavioural changes.
At NatWest Group’s Annual General Meeting in April 2022, ordinary shareholders passed an advisory ‘Say on Climate’ resolution endorsing NatWest Group’s previously announced strategic direction on climate change, including its ambitions to at least halve the climate impact of its financing activity by 2030, achieve alignment with the 2015 Paris Agreement and reach net zero across its financed emissions, assets under management and operational value chain by 2050. NatWest Group may also announce other climate and sustainability-related ambitions, targets and initiatives and/or retire or change existing ones.

Making the changes necessary to achieve NatWest Group’s climate ambitions and targets and executing its transition plan, together with the active management of climate and sustainability-related risks and other regulatory, policy and market changes, is likely to necessitate material changes to NatWest Group’s business, operating model, its existing exposures and the products and services NatWest Group provides to its customers (potentially on accelerated timescales). NatWest Group may be required to: (i) in the medium and long term significantly reduce its financed emissions and its exposure to customers that do not align with a transition to net zero or do not have a credible transition plan in place, and (ii) divest or discontinue certain activities for regulatory or legal reasons or in response to the transition to a less carbon-dependent economy. Increases in lending and financing activities may wholly or partially offset some or all these reductions, which may increase the extent of changes and reductions necessary.

Making the necessary changes, or failing to make the necessary changes in a timely manner, or at all to achieve NatWest Group’s climate ambitions and targets and executing its transition plan, together with the active management of climate and sustainability-related risks and other regulatory, policy and market changes may have an adverse effect on NatWest Group and NatWest Group’s ability to achieve its climate and financial ambitions and targets, take advantage of climate change-related opportunities and generate sustainable returns.

NatWest Group’s ability to achieve its strategy, including its climate ambitions and targets, will significantly depend on many factors and uncertainties beyond NatWest Group’s control. These include: (i) the extent and pace of climate change, including the timing and manifestation of physical and transition risks; (ii) the macroeconomic environment; (iii) the effectiveness of actions of governments, legislators, regulators and businesses; (iv) the response of the wider society, NatWest Group’s Value Chain and other stakeholders to mitigate the impact of climate and sustainability-related risks; (v) changes in customer behaviour and demand; (vi) appetite for new markets, credit appetite, concentration risk appetite, lending opportunities; (vii) developments in the available technology; (viii) the rollout of low carbon infrastructure; and (ix) the availability of accurate, verifiable, reliable, auditable, consistent and comparable data. These external factors and other uncertainties will make it challenging for NatWest Group to meet its climate ambitions and targets and there is a significant risk that all or some of these ambitions and targets will not be achieved or not achieved within the intended timescales.

NatWest Group’s ability to achieve its climate ambitions and targets depends to a significant extent on the timely implementation and integration of appropriate government policies. The UK Climate Change Committee (the ‘UK CCC’) 2024 Progress Report to the UK Parliament states that the UK is not on track to hit its legislated target to reduce emissions in 2030 by 68% compared to 1990 levels, and only a third of the emission reductions required to achieve the UK’s 2030 target are currently covered by credible plans, with action needed across all sectors of the economy. NatWest Group’s climate ambitions are unlikely to be achieved without timely and appropriate government policy and technology developments, as well as supplier, customer and societal response required to support the transition.

The UK CCC is expected to publish its Seventh Carbon Budget on 26 February 2025. NatWest Group expects this to take into account new UK policy initiatives announced by the UK government in November 2024 and NatWest Group plans to review its climate ambitions in the context of the of the UK’s Seventh Carbon Budget, once released.

Climate and sustainability matters are also becoming increasingly politicised and polarised.

Some of NatWest Group’s customers, investors or other stakeholders may decide not to do business with NatWest Group because, according to their own assessment, NatWest Group’s strategy, ambitions and targets related to climate and sustainability do not meet their expectations, either for lacking the necessary ambition or progress or for being perceived as overly concerned about sustainability.

Any delay or failure in putting into effect, making progress against or meeting NatWest Group’s climate-related ambitions, targets and plans may have a material adverse effect on NatWest Group’s future results, financial condition, prospects, and/or reputation and may increase the climate and sustainability-related risks NatWest Group faces.

There are significant limitations related to accessing accurate, reliable, verifiable, auditable, consistent and comparable climate and other sustainability-related data that contribute to substantial uncertainties in accurately modelling and reporting on climate and sustainability information, as well as making appropriate important internal decisions.
Accurate assessment and reporting of climate and sustainability-related impacts, risks, opportunities and other climate and sustainability-related matters, and related metrics depends on access to accurate, reliable, verifiable, auditable, consistent and comparable data from counterparties (including suppliers), customers, or other third parties. Data of adequate quality may not be generally available or, if available, may not be accurate, reliable, verifiable, auditable, consistent, or comparable. In the absence of other sources, reporting on climate and sustainability-related matters (including reporting on NatWest Group’s financed emissions) may be based on estimated or aggregated information developed by third parties that may be prepared in an inconsistent way using different methodologies, interpretations, or assumptions that may not be accurate for a given counterparty (including supplier) or customer. There may also be data gaps and limitations that are addressed using estimates based on assumptions about matters that are inherently uncertain or proxy data, such as sectoral averages or use of emissions estimated by a third party, again developed in a variety of ways and in some cases not in a timely manner causing data to be potentially outdated at the time when they are used.

Significant risks, uncertainties and variables are inherent in the assessment, measurement and mitigation of climate and sustainability-related risks. These include data quality gaps and limitations mentioned above, as well as the pace at which climate science, greenhouse gas accounting standards and various emissions reduction solutions develop. In addition, there is significant uncertainty about how climate change and the world’s transition to a net-zero economy will unfold over time and how and when climate and sustainability-related risks will manifest. These timeframes are considerably longer than NatWest Group’s historical and current strategic, financial, resilience and investment planning horizons.

As a result, NatWest Group’s assessment of climate and sustainability impacts, risks, opportunities and other climate and sustainability-related matters is likely to evolve and its climate and sustainability-related disclosures may be amended, updated or restated in the future as the quality and completeness of NatWest Group’s data and methodologies continue to improve.

These data quality challenges, gaps and limitations may also have a material impact on NatWest Group’s ability to make effective business decisions about climate and sustainability-related impacts, risks, opportunities and other climate and sustainability-related matters, including risk management decisions, to comply with disclosure requirements and to monitor and report progress in meeting ambitions, targets and pathways all of which may have an adverse effect on NatWest Group.

Climate-related risks are challenging to model due to their forward-looking nature, the lack of and/or quality of historical testing capabilities, lack of accuracy, standardisation and incompleteness of emissions and other climate and sub-sector related data and the immature nature of risk measurement and modelling methodologies. As a result, it is very difficult to predict and model the impact of climate-related risks into precise financial and economic outcomes.

The evaluation of climate-related risk exposure and the development of associated potential risk mitigation techniques also largely depend on the choice of climate scenario modelling methodology and the assumptions made which involves a number of risks and uncertainties.

Accordingly, these risks and uncertainties coupled with significantly long timeframes make the outputs of climate-related risk modelling, climate-related targets (including emission reduction targets) and pathways, inherently more uncertain than outputs modelled for traditional financial planning cycles based on historical financial information.

Capabilities within NatWest Group to appropriately assess, model, report and manage climate and sustainability-related impacts and risks and the suitability of the assumptions required to model and manage climate and sustainability-related risks appropriately continue to mature and develop. Even when those capabilities are appropriately developed, the high level of uncertainty regarding any assumptions modelled, the highly subjective nature of risk measurement and mitigation techniques, incorrect or inadequate assumptions and judgements and data quality gaps and limitations may lead to inadequate risk management information and frameworks, or ineffective business adaptation or mitigation strategies or regulatory non-compliance.

Any of the above may have a material adverse effect on NatWest Group’s business, future results, financial condition, prospects, reputation and the price of its securities.

NatWest Group is becoming subject to more extensive, and sophisticated climate and other sustainability-related laws, regulation and oversight and there is an increasing risk of regulatory enforcement, investigation and litigation.
NatWest Group plc and its subsidiaries are increasingly becoming subject to more extensive, and sophisticated sustainability-related laws and regulations in the UK, EU and the US, including in relation to mandatory climate and other sustainability reporting and due diligence, climate transition plan, product labelling and combatting “greenwashing”.

Compliance with these complex, evolving and often diverging legal, regulatory and supervisory requirements and voluntary standards and initiatives is likely to require NatWest Group to implement significant changes to its business models, IT systems, products, governance, internal controls over financial and non-financial reporting, disclosure controls and procedures, modelling capability and risk management systems, which may increase the cost of doing business, result in higher capital requirements, and entail additional change risk and increased compliance, regulatory sanctions, conduct and litigation (including settlements) costs. A failure by NatWest Group or any of its subsidiaries to comply with these climate and sustainability-related legal, regulatory and supervisory requirements and standards and meet expectations of NatWest Group’s Value Chain in this respect may result in investigations and regulatory sanction each of which may have an adverse effect on NatWest Group and the successful implementation of NatWest Group’s strategy relating to climate and sustainability.

Certain non-UK subsidiaries of NatWest Group in the EU and elsewhere may also be subject to EU, national and other climate and sustainability laws and regulations which in some cases may differ. Divergence between UK, EU, US and other climate and sustainability-related legal, regulatory and supervisory requirements and their interpretation may increase the cost of doing business (including increased operating costs) and may result in regulatory non-compliance and litigation risk. Failure by NatWest Group to comply with these divergent legal, regulatory and supervisory requirements (if applicable to NatWest Group) may have an adverse effect on NatWest Group’s successful implementation of its strategy relating to climate change including when setting up its climate ambitions and targets and executing its transition plan and may result in NatWest Group and/or its subsidiaries not meeting investors’ expectations.

Increasing new climate and sustainability-related jurisprudence, laws and regulations in the UK and other jurisdictions, regulatory scrutiny, expose financial institutions, including NatWest Group, to face increasing litigation, conduct, enforcement and contract liability risks related to climate change, nature-related degradation, human rights violations and other social, governance and sustainability-related issues. Furthermore, regulatory and enforcement activity around climate and sustainability initiatives that promote more extensive sustainability-related requirements and those that impose divestment and other sanctions against financial institutions that implement climate and sustainability-related initiatives is becoming increasingly divergent and conflicting between jurisdictions, in particular in the United States.

Any failure of NatWest Group to develop and implement robust and effective governance, controls and procedures over climate and sustainability-related impact assessment, disclosure, reporting and other communications and sustainability-related claims (including in relation to NatWest Group’s products, services and strategy) and comply with them in line with applicable legal and regulatory requirements and expectations, may give rise to increased complaints, regulatory enforcement (including sanctions), investigation and litigation and may adversely affect NatWest Group’s regulatory compliance, investor base and reputation.

Furthermore, there is a risk that shareholders, campaign groups, customers and activist groups could seek to take legal action against NatWest Group for financing or contributing to actual or perceived harm to the environment or people, climate change, nature-related degradation and human rights violations, failure to implement or follow adequate governance procedures and for not supporting the principles of ‘just transition’ (i.e. maximising the social benefits of the transition, mitigating the social risks of the transition, empowering those affected by the change, anticipating future shifts to address issues up front and mobilising investments from the public and private sectors).

Any of the above may have a material adverse effect on NatWest Group’s business, future results, financial condition, prospects, reputation and the price of its securities.

Legal Entity Identifier: 2138005O9XJIJN4JPN90

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NatWest Group plc (Registrant)

Date:	14 February 2025	By:	/s/ Mark Stevens

		Name:	Mark Stevens
		Title:	Assistant Secretary